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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)(1)


                            EXCEL LEGACY CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    300665106
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                                 (CUSIP Number)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 18, 2001
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                         (Continued on the following pages)

                                 Page 1 of 7 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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                                  SCHEDULE 13D

           ----------------------                              ---------------
             CUSIP No. 300665106                                 PAGE 2 OF 7
           ----------------------                              ---------------

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      1  NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GARY B. SABIN
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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) / /
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      3  SEC USE ONLY
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      4  SOURCE OF FUNDS*

         SC, BK
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      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      / /
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      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S. CITIZEN
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  NUMBER OF                  7 SOLE VOTING POWER
  SHARES
  BENEFICIALLY                  0
  OWNED BY EACH             ---------------------------------------------------
  REPORTING                  8 SHARED VOTING POWER
  PERSON WITH
                                0
                            ---------------------------------------------------
                             9 SOLE DISPOSITIVE POWER

                                0
                            ---------------------------------------------------
                            10 SHARED DISPOSITIVE POWER

                                0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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     14  TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                PAGE 3 OF 7


                  This Amendment No. 2 to Schedule 13D relating to Excel Legacy Corporation, a Delaware corporation ("Legacy"), is being filed on behalf of the undersigned, to amend the Schedule 13D filed with the SEC on April 10, 1998 and Amendment No. 1 thereto filed with the SEC on March 28, 2001.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended to include the following information:

                  (a)-(b) On September 18, 2001, Legacy and Enterprises completed the Merger. Upon completion of the Merger, Legacy became a wholly owned subsidiary of Enterprises and the combined company, Price Legacy Corporation, a Maryland corporation formerly known as Price Enterprises, Inc. ("Price Legacy"), issued an aggregate of approximately 41,029,284 shares of Price Legacy's common stock, par value $.0001 per share (the "Price Legacy Common Stock"), to the stockholders of Legacy and assumed Legacy's outstanding options. Pursuant to the Merger Agreement, each share of Legacy Common Stock was exchanged for 0.6667 of a share of Price Legacy Common Stock (the "Exchange Ratio"). The Price Legacy Common Stock will be traded on the American Stock Exchange ("AMEX") under the symbol "XLG." The Series A Preferred Stock will continue to trade on the Nasdaq National Market under the symbol "PRENP." The Legacy Common Stock was delisted from AMEX and will be deregistered under the Securities Exchange Act of 1934, as amended.

                  Prior to the Merger, Legacy owned approximately 91.3% of the Price Legacy Common Stock, which served as collateral securing the Legacy Debentures and Legacy Notes (as defined below). In connection with the Merger and Consent Solicitation described below, these shares were cancelled.

                  Concurrently with the closing of the Merger was the completion of the previously announced $100 million investment by Warburg Pincus in Price Legacy (the "Warburg Investment"). Pursuant to the Securities Purchase Agreement, Price Legacy sold Warburg Pincus (a) 17,985,612 shares of the Series B Preferred Stock and (b) the Warrant. The Series B Preferred Stock is junior to the Series A Preferred Stock with respect to dividend, liquidation and other rights, and is convertible under certain conditions into Price Legacy Common Stock at $5.56 per share after 24 months from the date of issuance. The 9% coupon will be paid in kind with additional shares of Series B Preferred Stock for the first 45 months from issuance.

                  Immediately following the closing of the Warburg Investment, Price Legacy converted a Legacy promissory note of approximately $9.3 million (the "Legacy Promissory Note") payable to The Price Group LLC, a California limited liability company (the "Price Group"), into 1,681,142 shares of Series B Preferred Stock and a warrant (together with the Warrant, the "Warrants") to purchase 233,679 shares of Price Legacy Common Stock at an exercise price of $8.25 per share. The conversion of the Legacy Promissory Note was completed pursuant to a Conversion Agreement (the "Conversion Agreement"), effective as of April 12, 2001, among Enterprises, The Sol and Helen Price Trust, Warburg Pincus and Legacy.

                  Pursuant to the Securities Purchase Agreement and the Conversion Agreement, Price Legacy entered into the Registration Rights Agreement, by which it granted Warburg Pincus and the Price Group certain registration rights covering the Price Legacy Common Stock underlying the Series B Preferred Stock and the Warrants.

                  On September 18, 2001, Price Legacy announced that it had accepted for exchange the 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes") of Legacy, pursuant to the terms of its exchange offer commenced on August 10, 2001 (the "Exchange Offer"). Price Legacy also announced that it obtained the requisite consent under the consent solicitation (the "Consent Solicitation") to release the collateral securing the Legacy Debentures and Legacy Notes. The Exchange Offer and Consent Solicitation expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted a total of approximately $30.4 million in principal amount of

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                                                                PAGE 4 OF 7

Legacy Debentures and $15.8 million in principal amount of Legacy Notes. All Legacy Debentures and Legacy Notes properly tendered and not withdrawn prior to the expiration of the Exchange Offer were accepted by Price Legacy. In exchange for the Legacy Debentures and Legacy Notes, Price Legacy issued an aggregate of approximately 3,080,754 shares of Series A Preferred Stock. Following the exchange of Legacy Debentures and Legacy Notes, Price Legacy has approximately 27,267,644 shares of Series A Preferred Stock outstanding.

                  On September 18, 2001, Price Legacy also announced that it had accepted for purchase the Price Legacy Common Stock, pursuant to the terms of its tender offer commenced on August 10, 2001 (the "Tender Offer"). The Tender Offer expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted for payment a total of approximately 761,990 shares of Price Legacy Common Stock (the "Tendered Shares"). All shares of Price Legacy Common Stock properly tendered and not withdrawn prior to the expiration of the Tender Offer were accepted by Price Legacy. Price Legacy paid a total of approximately $5.3 million in cash to acquire the Tendered Shares. Following the Merger, the purchase of the Tendered Shares and the cancellation of the shares of Price Legacy Common Stock held by Legacy, Price Legacy has approximately 40,772,179 shares of Price Legacy Common Stock outstanding. The cash consideration paid for the Tendered Shares was funded from Price Legacy's cash assets.

                  Incorporated by reference as Exhibits 1, 2, 3, 4 and 5, respectively, are copies of (a) the Merger Agreement, (b) the Securities Purchase Agreement, (c) the Conversion Agreement, (d) the Registration Rights Agreement and (e) the form of Warrant.

                  (c)      Not applicable.

                  (d) Pursuant to the Merger Agreement and the Securities Purchase Agreement, Price Legacy's board of directors was increased from five to eight members, with Keene Wolcott, Reuben S. Leibowitz and Melvin L. Keating joining the existing directors Jack McGrory, James F. Cahill, Murray Galinson, Gary B. Sabin and Richard B. Muir.

                  (e)      Other than as described above, not applicable.

                  (f)      Other than as described above, not applicable.

                  (g) The Articles of Amendment and Restatement of Price Legacy were filed with the State Department of Assessments and Taxation of Maryland on September 18, 2001, which increased the authorized capital stock of Price Legacy, designated the Series B Preferred Stock, changed the name of Enterprises to Price Legacy and effected certain other changes agreed to by the parties. The Bylaws of Enterprises in effect immediately prior to the Merger are the Bylaws of Price Legacy.

                  (h)-(i)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated as follows:

                  (a) Mr. Sabin does not beneficially own any of the presently outstanding shares of Legacy Common Stock.

                  (b) Mr. Sabin does not have any power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of any shares of Legacy Common Stock.

                  (c) In connection with the Merger, Mr. Sabin disposed of 3,928,215 shares of Legacy Common Stock and options to acquire 43,000 shares of Legacy Common Stock beneficially owned by him in

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                                                                PAGE 5 OF 7


exchange for 2,618,940 shares of Price Legacy Common Stock and options to acquire 28,668 shares of Price Legacy Common Stock.

                  (d)      Not applicable.

                  (e) Mr. Sabin ceased to be the owner of more than five percent of the outstanding shares of Legacy Common Stock upon the completion of the Merger on September 18, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and restated as follows:

                  Mr. Sabin is no longer a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  EXHIBITS.

                  Item 7 is hereby amended to include the following information:

                  Exhibit 1(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

                  Exhibit 2(1) Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 3(2) Conversion Agreement, dated as of April 12, 2001, by and among Price Enterprises, Inc., The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Excel Legacy Corporation.

                  Exhibit 4(3) Registration Rights Agreement, dated as of September 18, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 5(1) Form of Common Stock Purchase Warrant issued to Warburg, Pincus Equity Partners, L.P. and The Price Group LLC.

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     (1)      Incorporated by reference to Current Report on Form 8-K of
              Enterprises filed with the SEC on March 23, 2001.

     (2) Incorporated by reference to Quarterly Report on Form 10-Q/A of Enterprises filed with the SEC on May 24, 2001.

     (3) Incorporated by reference to Current Report on Form 8-K of Price Legacy filed with the SEC on September 19, 2001.


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                                                               PAGE 6 OF 7

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 2001


                                                   /s/ Gary B. Sabin
                                                   ---------------------------
                                                   Gary B. Sabin

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                                  EXHIBIT INDEX

Exhibit 1(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

Exhibit 2(1) Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

Exhibit 3(2) Conversion Agreement, dated as of April 12, 2001, by and among Price Enterprises, Inc., The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Excel Legacy Corporation.

Exhibit 4(3) Registration Rights Agreement, dated as of September 18, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

Exhibit 5(1) Form of Common Stock Purchase Warrant issued to Warburg, Pincus Equity Partners, L.P. and The Price Group LLC.

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     (1)      Incorporated by reference to Current Report on Form 8-K of
              Enterprises filed with the SEC on March 23, 2001.

     (2) Incorporated by reference to Quarterly Report on Form 10-Q/A of Enterprises filed with the SEC on May 24, 2001.

     (3) Incorporated by reference to Current Report on Form 8-K of Price Legacy filed with the SEC on September 19, 2001.